November 7, 2019

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, New York 10176

       Re: INTER PARFUMS INC
           Form 10-K for the year ended December 31, 2018
           Filed on March 1, 2019
           File No. 000-16469

Dear Mr. Greenberg:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

(1) The Company and its Signifcant Accounting Policies
Revenue recognition, page F-11

1. You recognize revenue from your contracts when contract terms are met, the price is fixed and determinable, collectability is reasonably assured and product is shipped or risk of ownership has been transferred to and accepted by the customer. It is unclear how this policy complies with the provisions of ASC 606. Specifically, clarify how you consider the transfer of control of your products when considering the timing of revenue recognition. Refer to paragraphs ASC 606-10-25-23 through 25-26. Furthermore, tell us your consideration of the disclosures set forth in
ASC 606-10-50 (e.g.
       contract balances, remaining performance obligations, determining the transaction price, including variable consideration, etc.)
 Russell Greenberg
INTER PARFUMS INC
November 7, 2019
Page 2
Sales Returns, page F-11

2. Tell us whether you record an asset for the right to recover goods from your customers.
         Please refer to ASC 606-10-55-23 .
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Ameen Hamady at 202-551-3891, or in his absence, Jeanne Baker at
202-551-3691 if you have questions.



FirstName LastNameRussell Greenberg                           Sincerely,
Comapany NameINTER PARFUMS INC
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Corporation Finance
November 7, 2019 Page 2                                       Office of Life
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